

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 10, 2017

Charles H.R. Bracken
Executive Vice President and Chief Financial Officer
Liberty Global plc
Griffin House, 161 Hammersmith Rd
London, United Kingdom W6 8BS1

      Re: Liberty Global plc
              Form 10-K for Fiscal Year Ended December 31, 2016 as Amended
              Filed February 16, 2017
              File No.   001-35961

Dear Mr. Bracken:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              /s/ Robert S. Littlepage, for

              Larry Spirgel
              Assistant Director
              AD Office 11 – Telecommunications